Exhibit 99.1

Update on the Acquisition of Adventus Mining Corporation

VANCOUVER, BC, July 5, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today provided an update regarding its proposed acquisition of Adventus Mining Corporation ("Adventus").

As announced in the Company's April 26, 2024 news release, the Company has entered into an arrangement agreement (the "Arrangement Agreement") with Adventus pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Adventus by way of a plan of arrangement, subject to the satisfaction of certain conditions (the "Transaction").  One of those conditions is the absence of any Material Adverse Effect (as defined in the Arrangement Agreement") in respect of Adventus.  The Company has determined that such a Material Adverse Effect has arisen.

The Material Adverse Effect arises from the litigation referred to in the Adventus news release of June 17, 2024, which seeks to void the environmental licence of the Curipamba-El Domo project. Since we became aware of this litigation and brought it to the attention of Adventus some weeks ago, Silvercorp has made continuous, diligent efforts to understand and analyze the litigation and its implications.  As a result of the analysis Silvercorp has done, and having taken advice from its legal and other advisors, Silvercorp reached the conclusion that this litigation presently constitutes a Material Adverse Effect, as defined in the Agreement, in respect of Adventus.

The Company will continue to monitor and evaluate the litigation and its surrounding circumstances and remains open to working cooperatively with Adventus with a view to closing the Transaction if the conditions to closing for the benefit of the Company can be satisfied.

The Arrangement Agreement specifies a deadline of July 31 for the satisfaction of all conditions to closing.  Silvercorp has expressed to Adventus its willingness to discuss extending this deadline.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) a long-term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information:

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, the ability of the parties to satisfy the conditions to the closing of the Transaction, the anticipated timing for closing of the transaction, the legal action against Ecuador's environment ministry (MAATE), with Curimining S.A. (an affiliate of Adventus) as an interested third party, the potential outcome of the legal action and possible impacts of the litigation on Adventus and the Transaction. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information.  A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Transaction referred and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. Completion of the Transaction is subject to closing conditions, termination rights and other risks and uncertainties including, the legal action against MAATE, with Curimining S.A. as an interested third party, the potential outcome of the legal action and possible impacts of the litigation on Adventus and the Transaction. Accordingly, there can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the Transaction will be fully realized.  In addition, if the transaction is not completed, and each of the parties continues as an independent entity, there are risks that the dedication of substantial resources of each party to the completion of the Transaction could have an impact on such party's current business or business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of such party.

A comprehensive discussion of other risks that impact Silvercorp and Adventus can also be found in their public reports and filings which are available under their respective profiles at www.sedarplus.ca.

View original content to download multimedia:https://www.prnewswire.com/news-releases/update-on-the-acquisition-of-adventus-mining-corporation-302190255.html

SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/05/c3398.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 18:25e 05-JUL-24